UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22832

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIED CAPITAL 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, N.W.
Washington D.C. 20006
Telephone: (202) 721-6100

ALLIED CAPITAL 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	8
The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Allied Capital 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Allied Capital 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Washington, DC
June 22, 2007

ALLIED CAPITAL 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Non-interest bearing cash	$—	$5,856

Investments at fair value (note 4):
Common stock of Allied Capital Corporation	7,503,212	5,948,452
Mutual funds	8,671,596	5,764,819
Common/collective trusts	1,016,047	1,006,098
Cash and cash equivalents	1,298,839	1,653,286
Participant loans	161,652	79,159

Total Investments	18,651,346	14,451,814

Receivables:
Employer contributions	1,178,009	986,839
Due from broker for securities sold	4,073	—

Total assets	19,833,428	15,444,509

Liabilities:
Due to broker for securities purchased	4,073	5,856
Other	—	1,096

Net assets available for benefits	$19,829,355	$15,437,557

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Dividends and interest	$985,443	$668,881
Net appreciation in fair value of investments	1,524,732	1,074,915

	2,510,175	1,743,796

Contributions:
Participants	1,519,963	1,434,483
Employer	1,178,009	986,839
Rollover	171,263	25,690

	2,869,235	2,447,012

Total additions	5,379,410	4,190,808

Deductions:
Benefits paid to participants	965,674	1,335,845
Administrative expenses	21,938	19,263

Total deductions	987,612	1,355,108

Net increase	4,391,798	2,835,700
Net assets available for plan benefits:
Beginning of year	15,437,557	12,601,857

End of year	$19,829,355	$15,437,557

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements of Allied Capital 401(k) Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.
(b)	Trust Fund Management and Investments
Allied Capital Corporation (the Company) is the sponsor of the Plan. Wachovia Bank, N.A., the Trustee of the Plan, has authority to execute investment transactions based upon the investment elections of plan participants.
The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Investments in common/collective trust funds are valued at the net asset value based on amounts reported by the fund manager. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(c)	Administrative Expenses
Trustee fees and loan administration expenses are deducted directly from the participants’ accounts. Other administrative expenses of the Plan are paid by the Company.
(d)	Payment of Benefits
Benefits are recorded when paid.
(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(2)	Description of the Plan
The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan was established effective September 1, 1999, and is a defined contribution plan covering substantially all full-time employees who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(b)	Contributions
Participants may contribute up to 100% of their eligible annual compensation subject to the limits established by the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are able to defer payment of taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.
Participant contributions to the Plan are allocated among the various investment options based on their instructions. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain restrictions.
The Company makes annual safe-harbor non-elective contributions to each participant’s account equal to 3% of eligible compensation as defined by the Plan. The Company also makes an additional non-elective contribution equal to 2% of eligible compensation to participants who have completed at least 1,000 hours of service and were employed on the last day of the plan year.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and earnings on related investments. Allocations of Company contributions are made once per year based on each participant’s eligible compensation. Allocations of earnings are calculated daily based on participant account balances. The plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately 100% vested in their own contributions, any direct rollovers and in employer non-elective contributions made into the Plan, plus any earnings thereon.
(e)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at 1/2% above the prime rate at the time the loan is secured. Principal and interest is paid ratably through bi-weekly payroll deductions.
(f)	Payment of Benefits
Upon termination of service, a participant whose vested account balance exceeds $5,000 may elect either a lump sum payment equal to the value of the participant’s vested interest in his or her account or elect to receive payments in monthly, quarterly, or annual installments over a fixed reasonable period of time, not exceeding the life expectancy of the participant.
For a participant whose vested account balance exceeds $1,000 but does not exceed $5,000, an Automatic Rollover IRA will be opened for the participant unless the participant has affirmatively elected to have his or her amount paid in a direct rollover to an eligible retirement plan or to receive the distribution directly.
The trustee will distribute in a lump sum a terminated participant’s vested account balance not exceeding $1,000.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.
(4)	Investments
Investments that represent five percent or more of the fair value of net assets available for plan benefits are as follows:

	December 31,
	2006	2005
Common stock:
Allied Capital Corporation	$7,503,212	$5,948,452

Mutual Funds:
The Growth Fund of America	$1,235,660	$875,430

Common / Collective Trusts:
Enhanced Stock Market Fund	$1,016,047	$1,006,098

Money Market:
Evergreen Money Market Fund	$1,298,839	$1,653,286
Net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31:
	2006	2005
Mutual funds	$596,296	$285,146
Common stock of Allied Capital Corporation	769,608	732,635
Common / collective trusts	158,828	57,134

	$1,524,732	$1,074,915

(5)	Transactions with Parties-in-Interest
During the years ended December 31, 2006 and 2005, the Plan invested in shares of Allied Capital Common Stock.
The Company pays a portion of the Plan’s administrative expenses.
Investments in common/collective trusts are managed by Wachovia Bank, N.A., which is the Trustee of the Plan. In addition, the Plan invests in certain mutual funds managed by Wachovia Bank, N.A. Therefore, transactions related to these investments qualify as party-in-interest transactions.
(6)	Federal Income Tax Status
The Plan has adopted a prototype plan designed by Wachovia Bank, N.A. The prototype plan obtained its latest opinion letter on August 30, 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving its latest opinion letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Plan Amendment
In 2006 the following amendments were made to the Plan: effective January 1, 2006, the Plan was amended to reflect certain provisions of the final regulations under Internal Revenue Code Section 401(k) and 401(m) published on December 29, 2004; effective January 4, 2006, the Plan was amended to permit AC Finance LLC, a wholly owned subsidiary of the Company, to adopt the Plan and become a participating employer in the Plan; and effective April 21, 2006, the Plan was amended to clarify the definition of eligible compensation with regard to the Company’s non-elective contributions and the employees’ elective deferral.
Subsequent to the 2006 plan year, the Plan was retroactively amended for the 2004 plan year, to (i) eliminate the requirements that a participant complete 1,000 hours of service during the 2004 plan year and be employed on the last day of the year to share in the allocation of the Company’s non-elective contribution; and (ii) restore those requirements for the 2005 and subsequent plan years. In connection with this amendment, the Company contributed approximately $53 thousand to Plan participants.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	$19,829,355	$15,437,557
Less: employer contribution receivable	1,178,009	986,839
Plus: other payable	—	1,096

Net assets available for benefits per Form 5500	$18,651,346	$14,451,814

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the years ended December 31:

	2006	2005
Employer contributions per the financial statements	$1,178,009	$986,839
Add (less):
2004 employer contributions receivable	—	913,907
2005 employer contributions receivable	986,839	(986,839)
2006 employer contributions receivable	(1,178,009)	—

Employer contributions per Form 5500	$986,839	$913,907

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31:

	2006	2005
Participant contributions per the financial statements	$1,519,963	$1,434,483
Plus: other payable	—	1,096
Less: 2005 payable plus gain	(1,239)	—

Participant contribution per Form 5500	$1,518,724	$1,435,579

Supplemental Schedule
ALLIED CAPITAL 401(k) PLAN
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment,
		including maturity
	(b) Identity of	date, rate of interest	(e) Current
(a)	issuer	par or maturity value	value
*	Wachovia Bank	Enhanced Stock Market Common/Collective Trust Fund	$1,016,047
*	Evergreen Money Market Fund	Money Market	1,298,839
*	Evergreen Asset Allocation Fund	Mutual Fund	803,459
	Federated Stock Trust Fund	Mutual Fund	286,941
	Janus Aspen Series Worldwide Growth Portfolio Fund	Mutual Fund	510,594
*	Evergreen Selected Special Equity Fund	Mutual Fund	466,321
*	Evergreen Core Bond Fund	Mutual Fund	297,930
	Davis New York Venture Fund	Mutual Fund	789,292
*	Evergreen High Yield Bond Fund	Mutual Fund	116,357
	Mass Investors Growth Fund	Mutual Fund	409,769
	Putnam International Growth Fund	Mutual Fund	468,744
	Franklin Mutual Shares Beacon Fund	Mutual Fund	365,923
	Goldman Sachs Small Cap Fund	Mutual Fund	499,914
	Franklin Small Cap Growth Fund	Mutual Fund	632,283
	Van Kampen Equity and Income Fund	Mutual Fund	930,643
	The Growth Fund of America	Mutual Fund	1,235,660
	MFS International New Discovery Fund	Mutual Fund	512,339
	Van Kampen Global Franchise Fund	Mutual Fund	345,427
*	Allied Capital Corporation	Allied Capital Stock	7,503,212
*	Participant loans	Participant loans at interest rates ranging from 4.50% to 8.75%	161,652

			$18,651,346

*	Party-in-interest — refer to Note 5
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allied Capital 401(k) Plan
By: Allied Capital Corporation
Date: June 25, 2007	By: /s/ Penni F. Roll Penni F. Roll Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm